

Mail Stop 3010

July 7, 2010

Jerry Pascucci, President and Director
Tactical Diversified Futures Fund L.P.
c/o Ceres Managed Futures LLC
55 East 59 Street — 10th Floor
New York, New York 10022

> **Re: Tactical Diversified Futures Fund L.P.**
> **(f/k/a Citigroup Diversified Futures Fund L.P.)**
> **Form 10-K**
> **Filed March 31, 2009**
> **Form 10-K**
> **Filed March 31, 2010**
> **File No. 000-50718**

Dear Mr. Pascucci:

We have completed our review of each of the above Form 10-Ks and related filings and do not, at this time, have any further comments.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Rita M. Molesworth, Esq. (*via facsimile*)